Exhibit 99.2



ANNUAL SUPPLEMENTAL DATA

As of December 31, 2020

NATIONAL RETAIL PROPERTIES
NYSE:NNN

TABLE OF CONTENTS

Statements in this press release that are not strictly historical are "forward-looking" statements. These statements generally are characterized by the use of terms such as "believe," "expect," "intend," "may," "estimated," or other similar words or expressions. Forward-looking statements involve known and unknown risks, which may cause the company's actual future results to differ materially from expected results. These risks include, among others, the potential impacts of the COVID-19 pandemic on the company's business operations, financial results and financial position on the world economy, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of the company's tenants, the availability of capital, risks related to the company's status as a REIT. Additional information concerning these and other factors that could cause actual results to differ materially from these forward-looking statements is contained from time to time in the company's Securities and Exchange Commission (the "Commission") filings, including, but not limited to, the company's Annual Report on Form 10-K for the year ended December 31, 2020 . Copies of each filing may be obtained from the company or the Commission. Such forward-looking statements should be regarded solely as reflections of the company's current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties, Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

NATIONAL RETAIL PROPERTIES
NYSE:NNN

INCOME STATEMENT SUMMARY

(in thousands, except per share data)
(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Revenues:				
Rental income	$ 162,902	$ 173,163	$ 658,793	$ 669,009
Interest and other income from real estate transactions	382	213	1,888	1,478
	163,284	173,376	660,681	670,487
Operating expenses:				
General and administrative	9,247	10,127	38,161	37,651
Real estate	8,059	7,258	28,362	27,656
Depreciation and amortization	49,095	48,102	196,623	188,871
Leasing transaction costs	40	83	76	261
Impairment losses – real estate, net of recoveries	4,380	10,868	37,442	31,992
Retirement severance costs	1,766	—	1,766	—
	72,587	76,438	302,430	286,431
Gain on disposition of real estate	2,601	6,955	16,238	32,463
Earnings from operations	93,298	103,893	374,489	416,519
Other expenses (revenues):				
Interest and other income	(73)	(200)	(417)	(3,112)
Interest expense[1]	32,084	30,307	129,431	120,023
Loss on early extinguishment of debt	—	—	16,679	—
	32,011	30,107	145,693	116,911
Net earnings	61,287	73,786	228,796	299,608
Loss (earnings) attributable to noncontrolling interests	—	—	3	(428)
Net earnings attributable to NNN	$ 61,287	$ 73,786	$ 228,799	$ 299,180

[1] Includes $2,291 in connection with the early redemption of 3.80% senior unsecured notes due for 2022 for the year ended December 31, 2020

INCOME STATEMENT SUMMARY

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Net earnings attributable to NNN	$ 61,287	$ 73,786	$ 228,799	$ 299,180
Series E preferred stock dividends	—	(911)	—	(13,201)
Series F preferred stock dividends	(4,485)	(4,485)	(17,940)	(17,940)
Excess of redemption value over carrying value of preferred shares redeemed	—	(9,856)	—	(9,856)
Net earnings available to common stockholders	$ 56,802	$ 58,534	$ 210,859	$ 258,183
Weighted average common shares outstanding:				
Basic	173,310	170,763	172,110	164,688
Diluted	173,453	171,175	172,217	165,084
Net earnings per share available to common stockholders:				
Basic	$ 0.33	$ 0.34	$ 1.22	$ 1.56
Diluted	$ 0.33	$ 0.34	$ 1.22	$ 1.56

NATIONAL RETAIL PROPERTIES
NYSE:NNN

FUNDS FROM OPERATIONS (FFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Net earnings available to common stockholders	$ 56,802 [1]	$ 58,534	$ 210,859 [1]	$ 258,183
Real estate depreciation and amortization	48,984	47,998	196,173	188,537
Gain on disposition of real estate, net of noncontrolling interests	(2,601)	(6,955)	(16,238)	(32,051)
Impairment losses – depreciable real estate, net of recoveries	4,380	10,868	37,442	31,992
Total FFO adjustments	50,763	51,911	217,377	188,478
FFO available to common stockholders	$ 107,565	$ 110,445	$ 428,236	$ 446,661
FFO per common share:				
Basic	$ 0.62	$ 0.65	$ 2.49	$ 2.71
Diluted	$ 0.62	$ 0.65	$ 2.49	$ 2.71

[1] Includes the write-off of $7,034 (or $0.04 per share) and $21,792 (or $0.12 per share) of receivables due to reclassifying certain tenants as cash basis for accounting purposes during the quarter and year ended December 31, 2020, respectively.

CORE FUNDS FROM OPERATIONS

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Net earnings available to common stockholders	$ 56,802 [1]	$ 58,534	$ 210,859 [1]	$ 258,183
Total FFO adjustments	50,763	51,911	217,377	188,478
FFO available to common stockholders	107,565	110,445	428,236	446,661
Excess of redemption value over carrying value of preferred share redemption	—	9,856	—	9,856
Retirement severance costs	1,766	—	1,766	—
Gain on sale of equity investments	—	—	—	(1,331)
Loss on early extinguishment of debt	—	—	16,679	—
Total Core FFO adjustments	1,766	9,856	18,445	8,525
Core FFO available to common stockholders	$ 109,331	$ 120,301	$ 446,681	$ 455,186
Core FFO per common share:				
Basic	$ 0.63	$ 0.70	$ 2.60	$ 2.76
Diluted	$ 0.63	$ 0.70	$ 2.59	$ 2.76

[1] Includes the write-off of $7,034 (or $0.04 per share) and $21,792 (or $0.12 per share) of receivables due to reclassifying certain tenants as cash basis for accounting purposes during the quarter and year ended December 31, 2020, respectively.

ADJUSTED FUNDS FROM OPERATIONS (AFFO)

(in thousands, except per share data)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Net earnings available to common stockholders	$ 56,802 [1]	$ 58,534	$ 210,859 [1]	$ 258,183
Total FFO adjustments	50,763	51,911	217,377	188,478
Total Core FFO adjustments	1,766	9,856	18,445	8,525
Core FFO available to common stockholders	109,331	120,301	446,681	455,186
Straight-line accrued rent, net of reserves	7,437	(631)	(26,027)	(2,333)
Net capital lease rent adjustment	66	94	210	602
Below market rent amortization	(175)	(189)	(887)	(768)
Stock based compensation expense	3,275	2,932	12,855	10,737
Capitalized interest expense	(170)	(302)	(1,388)	(1,099)
Total AFFO adjustments	10,433	1,904	(15,237)	7,139
AFFO available to common stockholders	$ 119,764 [2]	$ 122,205	$ 431,444 [2]	$ 462,325
AFFO per common share:				
Basic	$ 0.69 [2]	$ 0.72	$ 2.51 [2]	$ 2.81
Diluted	$ 0.69 [2]	$ 0.71	$ 2.51 [2]	$ 2.80

[1] Includes the write-off of $7,034 (or $0.04 per share) and $21,792 (or $0.12 per share) of receivables due to reclassifying certain tenants as cash basis for accounting purposes during the quarter and year ended December 31, 2020, respectively.

[2] Amounts include the net straight-line accrued rent impact of the rent deferrals (repayments) from the COVID-19 rent deferral lease amendments of ($2,507) and $30,474 for the quarter and year ended December 31, 2020, respectively. Absent such, AFFO per common share results would have been $0.68 and $2.68 for the quarter and year ended December 31, 2020, respectively.

OTHER INFORMATION

(in thousands)

(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Rental income from operating leases[1]	$ 157,408	$ 167,805	$ 639,265	$ 650,112
Earned income from direct financing leases[1]	$ 160	$ 174	$ 647	$ 798
Percentage rent[1]	$ 114	$ 260	$ 842	$ 1,310
Real estate expense reimbursement from tenants[1]	$ 5,220	$ 4,924	$ 18,039	$ 16,789
Real estate expenses	$ (8,058)	$ (7,258)	$ (28,362)	$ (27,656)
Real estate expenses, net of tenant reimbursements	$ (2,838)	$ (2,334)	$ (10,323)	$ (10,867)
Amortization of debt costs	$ 1,085	$ 944	$ 5,009 [2]	$ 3,731
Scheduled debt principal amortization (excluding maturities)	$ 153	$ 145	$ 596	$ 567
Non-real estate depreciation expense	$ 114	$ 108	$ 461	$ 346

[1] The consolidated financial statements for the quarter and year ended December 31, 2020 and 2019 are presented under the accounting standard, ASU 2016-02, "Leases (Topic 842)." For the quarter and year ended December 31, 2020, the aggregate of such amounts is $162,902 and $658,793, respectively, classified as rental income on the income statement summary. For the quarter and year ended December 31, 2019, the aggregate of such amounts is $173,163 and $669,009, respectively.

[2] Includes $851 in connection with the redemption of the 3.80% senior unsecured notes due 2022 for the year ended December 31, 2020.

NATIONAL RETAIL PROPERTIES
NYSE:NNN

BALANCE SHEET

(in thousands)

(unaudited)

		December 31, 2020		December 31, 2019
Assets:				
Real estate:				
Accounted for using the operating method, net of accumulated depreciation and amortization	$	7,208,661	$	7,287,082
Accounted for using the direct financing method		3,994		4,204
Real estate held for sale		5,671		9,953
Cash and cash equivalents		267,236		1,112
Receivables, net of allowance of $835 and $506, respectively		4,338		2,874
Accrued rental income, net of allowance of $6,947 and $1,842, respectively		53,958		28,897
Debt costs, net of accumulated amortization of $17,294 and $15,574, respectively		1,917		2,783
Other assets		92,069		97,962
Total assets	$	7,637,844	$	7,434,867
Liabilities:				
Line of credit payable	$	—	$	133,600
Mortgages payable, including unamortized premium and net of unamortized debt costs		11,395		12,059
Notes payable, net of unamortized discount and unamortized debt costs		3,209,527		2,842,698
Accrued interest payable		19,401		18,250
Other liabilities		78,217		96,578
Total liabilities		3,318,540		3,103,185
Stockholders' equity of NNN		4,319,300		4,331,675
Noncontrolling interests		4		7
Total equity		4,319,304		4,331,682
Total liabilities and equity	$	7,637,844	$	7,434,867
Common shares outstanding		175,233		171,694
Gross leasable area, Property Portfolio (square feet)		32,461		32,460

EBITDA

Earnings before Interest, Taxes, Depreciation and Amortization for Real Estate *(dollars in thousands)*:

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Net earnings attributable to NNN	$ 61,287	$ 73,786	$ 228,799	$ 299,180
Interest expense	32,084	30,307	129,431	120,023
Depreciation and amortization	49,095	48,102	196,623	188,871
Gain on disposition of real estate	(2,601)	(6,955)	(16,238)	(32,463)
Impairment losses – real estate, net of recoveries	4,380	10,868	37,442	31,992
Earnings attributable to noncontrolling interests	—	—	(3)	428
EBITDA	$ 144,245	$ 156,108	$ 576,054	$ 608,031

RENTAL INCOME

NNN recognized the following revenues in rental income *(dollars in thousands):*

	Quarter Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
Rental income from operating leases	$ 157,408	$ 167,805	$ 639,265	$ 650,112
Earned income from direct financing leases	160	174	647	798
Percentage rent	114	260	842	1,310
Real estate expense reimbursement from tenants	5,220	4,924	18,039	16,789
	$ 162,902	$ 173,163	$ 658,793	$ 669,009

DEBT SUMMARY

(in thousands)

As of December 31, 2020

Unsecured Debt	Principal	Principal, Net of Unamortized Discount	Stated Rate	Effective Rate	Maturity Date
Line of credit payable	$ —	$ —	L + 87.5 bps	2.56%	January 2022
Unsecured notes payable:					
2023	350,000	349,327	3.300%	3.388%	April 2023
2024	350,000	349,726	3.900%	3.924%	June 2024
2025	400,000	399,485	4.000%	4.029%	November 2025
2026	350,000	347,532	3.600%	3.733%	December 2026
2027	400,000	398,842	3.500%	3.548%	October 2027
2028	400,000	397,689	4.300%	4.388%	October 2028
2030	400,000	398,805	2.500%	2.536%	April 2030
2048	300,000	295,910	4.800%	4.890%	October 2048
2050	300,000	294,034	3.100%	3.205%	April 2050
Total	3,250,000	3,231,350			
Total unsecured debt	$ 3,250,000	$ 3,231,350			
Debt costs		$ (31,140)			
Accumulated amortization		9,317			
Debt costs, net of accumulated amortization		(21,823)			
Notes payable, net of unamortized discount and unamortized debt costs [1]		$ 3,209,527			

[1] Unsecured notes payable have a weighted average interest rate of 3.7% and a weighted average maturity of 10.2 years

Mortgages Payable	Interest Rate	Maturity Date	Principal Balance
Mortgage [1]	5.230 %	July 2023	$ 11,434
Debt costs			(147)
Accumulated amortization			108
Debt costs, net of accumulated amortization			(39)
Mortgages payable, including unamortized premium and net of unamortized debt costs			$ 11,395

[1] Includes unamortized premium

Total Gross Book Assets ($8,597.6 Million)



Secured Debt: 0.1%
Unsecured Debt: 34.2%
Preferred Equity: 4.0%
Common Equity: 61.7%

CREDIT METRICS [(1)]

Ratings: Moody's Baa1; S&P BBB+; Fitch BBB+

	2016	2017	2018	2019	2020
Debt / Total assets (gross book)	30.2 %	35.3 %	34.6 %	35.3 %	34.4 %
Debt + preferred / Total assets (gross book)	43.9 %	44.0 %	42.6 %	39.3 %	38.4 %
Debt / EBITDA (last four quarters)	4.3	4.9	4.8	4.9	5.0
Debt + Pref Stock / EBITDA	6.2	6.1	5.9	5.5	5.5
EBITDA / Interest expense (cash)	4.8	4.7	4.8	5.0	4.6
EBITDA / Fixed charges (cash)	3.4	3.5	3.7	4.0	4.0

[(1)] Debt amounts used in calculations are net of cash balances.

CREDIT FACILITY AND NOTES COVENANTS

The following is a summary of key financial covenants for the company's unsecured credit facility and notes, as defined and calculated per the terms of the facility's credit agreement and the notes' governing documents, respectively, which are included in the company's filings with the Commission. These calculations, which are not based on U.S. GAAP measurements, are presented to investors to show that as of December 31, 2020, the company believes it is in compliance with the covenants.

Unsecured Credit Facility Key Covenants	Required	December 31, 2020
Maximum leverage ratio	< 0.60	0.38
Minimum fixed charge coverage ratio	> 1.50	3.89
Maximum secured indebtedness ratio	< 0.40	0.001
Unencumbered asset value ratio	> 1.67	2.67
Unencumbered interest ratio	> 1.75	5.07

		December 31, 2020	
Unsecured Notes Key Covenants	Required	Notes Due [(1)]	Notes Due [(2)]
Limitation on incurrence of total debt	≤ 60%	36.0%	36.0%
Limitation on incurrence of secured debt	≤ 40%	0.1%	0.1%
Debt service coverage ratio	≥ 1.50	4.40	4.40
Maintenance of total unencumbered assets	≥ 150%	278.4%	278.2%

[(1)] Calculations pursuant to covenants for notes payable due 2023-2028 and 2048

[(2)] Calculations pursuant to covenants for notes payable due 2030 and 2050

LONG-TERM DIVIDEND HISTORY



**31 Consecutive Years of Annual Dividend Increases
(Third longest of all publicly traded REITs)**

PROPERTY ACQUISITIONS

(dollars in thousands)

	Year Ended December 31,	
	2020	2019
Total dollars invested[1]	$ 179,967	$ 752,497
Number of Properties	63	210
Gross leasable area (square feet)[2]	449,000	3,164,000
Cash cap rate	6.5 %	6.9 %

[1] Includes dollars invested in projects under construction or tenant improvements for each respective year.
[2] Includes additional square footage from completed construction on existing Properties.

PROPERTY DISPOSITIONS

(dollars in thousands)

	Year Ended December 31,					
	2020			2019		
	Occupied	Vacant	Total	Occupied	Vacant	Total
Number of properties	25	13	38	22	37	59
Gross leasable area (square feet)	240,000	185,000	425,000	318,000	795,000	1,113,000
Acquisition costs	$ 39,390	$ 26,903	$ 66,293	$ 70,590	$ 105,312	$175,902
Net book value	$ 22,754	$ 12,870	$ 35,624	$ 37,451	$ 56,280	$ 93,731
Net sale proceeds	$ 40,992	$ 13,496	$ 54,488	$ 58,396	$ 67,798	$126,194
Cash cap rate	6.1 %	—	6.1 %	5.9 %	—	5.9 %

LEASE EXPIRATIONS

	% of Total[1]	# of Properties	Gross Leasable Area [2]		% of Total[1]	# of Properties	Gross Leasable Area [2]
2021	3.0 %	108	1,120,000	2027	6.3 %	172	2,443,000
2022	5.4 %	123	1,577,000	2028	4.8 %	158	1,185,000
2023	2.8 %	114	1,426,000	2029	3.0 %	75	1,052,000
2024	3.6 %	96	1,481,000	2030	3.6 %	105	1,122,000
2025	6.2 %	198	2,093,000	2031	8.7 %	188	2,861,000
2026	4.7 %	186	1,768,000	Thereafter	47.9 %	1,570	13,503,000

[1] Based on the annual base rent of $675,120,000, which is the annualized base rent for all leases in place as of December 31, 2020.
[2] Square feet.



Lease Expirations as a Percentage of Annualized Base Rent
(weighted average remaining lease term is 10.7 years)

TOP 20 LINES OF TRADE

	Line of Trade	As of December 31, 2020		As of December 31, 2019	
		% of Total[1]	Properties	% of Total[2]	Properties
1.	Convenience stores	18.2%	649	18.2%	657
2.	Restaurants – full service	10.5%	445	11.1%	458
3.	Automotive service	10.3%	373	9.6%	358
4.	Restaurants – limited service	9.7%	568	8.8%	530
5.	Family entertainment centers	5.9%	98	6.7%	98
6.	Health and fitness	5.3%	34	5.2%	35
7.	Theaters	4.4%	32	4.7%	33
8.	Recreational vehicle dealers, parts and accessories	3.5%	38	3.4%	38
9.	Automotive parts	3.1%	156	3.1%	161
10.	Equipment rental	2.6%	80	2.6%	80
11.	Home improvement	2.6%	49	2.6%	48
12.	Wholesale clubs	2.6%	11	2.5%	11
13.	Medical service providers	2.2%	85	2.1%	84
14.	General merchandise	1.7%	73	1.8%	75
15.	Furniture	1.7%	46	1.6%	45
16.	Home furnishings	1.6%	15	1.7%	20
17.	Consumer electronics	1.5%	16	1.5%	17
18.	Travel plazas	1.5%	25	1.6%	27
19.	Drug stores	1.5%	35	1.6%	36
20.	Bank	1.3%	57	1.3%	59
	Other	8.3%	258	8.3%	248
	Total	100.0%	3,143	100.0%	3,118

[1] Based on the annual base rent of $675,120,000, which is the annualized base rent for all leases in place as of December 31, 2020.
[2] Based on the annual base rent of $674,338,000, which is the annualized base rent for all leases in place as of December 31, 2019.

TOP 10 STATES

	State	% of Total[1]	Properties		State	% of Total[1]	Properties
1.	Texas	17.5 %	503	6.	Georgia	4.4 %	151
2.	Florida	8.5 %	225	7.	Indiana	4.2 %	148
3.	Ohio	5.8 %	199	8.	Tennessee	3.7 %	141
4.	Illinois	5.1 %	145	9.	Virginia	3.5 %	114
5.	North Carolina	4.5 %	156	10.	California	3.3 %	65

[1] Based on the annual base rent of $675,120,000, which is the annualized base rent for all leases in place as of December 31, 2020.



PORTFOLIO BY REGION

As a percentage of annual base rent - December 31, 2020

Northeast: 14.9%

Rocky Mountain: 6.3%

West: 4.5%

South: 23.2%

Southeast: 25.9%

Midwest: 25.2%

TOP TENANTS

Creditworthy Retailers

- 18.7% of annual base rent is from tenants with investment grade rated debt
- 78.5% of annual base rent is from tenants that are publicly traded and/or have rated debt
- Top 25 tenants (57.3% of annual base rent) operate an average of 1,089 stores each

Top 20 Tenants	Properties	% of Total [1]
1. 7-Eleven	140	5.1 %
2. Mister Car Wash	115	4.6 %
3. Camping World	47	4.4 %
4. LA Fitness	30	3.8 %
5. Flynn Restaurant Group (Taco Bell/Arby's)	202	3.5 %
6. GPM Investments (Convenience Stores)	151	3.3 %
7. AMC Theatres	19	2.9 %
8. Couche-Tard (Pantry)	82	2.7 %
9. BJ's Wholesale Club	11	2.6 %
10. Sunoco	59	2.2 %
11. Mavis Tire Express Services	120	2.2 %
12. Main Event	18	1.8 %
13. Frisch's Restaurants	74	1.8 %
14. Bob Evans	115	1.7 %
15. Fikes (Convenience Stores)	56	1.6 %
16. Chuck-E-Cheese's	53	1.6 %
17. Best Buy	15	1.5 %
18. Life Time Fitness	3	1.5 %
19. Dave & Buster's	11	1.5 %
20. Pull-A-Part	20	1.3 %

[1] Based on the annual base rent of $675,120,000, which is the annualized base rent for all leases in place as of December 31, 2020.

SAME STORE RENTAL INCOME

(dollars in thousands)

Same Store Rental Income – Properties (Cash Basis) [1]

Number of properties		2,858
Year ended December 31, 2020	$	552,728
Year ended December 31, 2019	$	609,453
Decrease (in dollars)	$	(56,725)
Change (percent)		(9.3)%

[1] Includes all properties owned for current and prior year period excluding any properties under development or re-development.

LEASING DATA

(dollars in thousands)

Year Ended December 31, 2020	Renewals With Same Tenant[1]		Vacancy Re-lease To New Tenant		Re-leasing Totals	
Number of leases		76		11		87
Prior cash rents	$	13,586	$	2,304	$	15,890
New cash rents	$	13,557	$	2,143	$	15,700 [2]
New rents / prior rents		99.8 %		93.0 %		98.8 %
Tenant improvements	$	—	$	2,652	$	2,652

[1] Long-term renewal rate for the period of 2010 through 2020 was 83.7%.
[2] Represents 2.3% of total annualized base rent as of December 31, 2020.

OTHER PROPERTY PORTFOLIO DATA

As of December 31, 2020

Tenant Financials

	# of Properties	% of Annual Base Rent[1]
Property Level Financial Information	2,637	80 %
Tenant Corporate Financials	2,432	78 %

Rent Increases	% of Annual Base Rent[1]			
	Annual	Five Year	Other	Total
CPI – Based	33 %	46 %	2 %	81 %
Fixed Rate	3 %	11 %	1 %	15 %
No increases	—	—	4 %	4 %
	36 %	57 %	7 %	100 %

Lease Structure
- 91.6% of the company's annual base rent is from NNN leases
- 95.3% of the company's annual base rent is from NNN leases and NN leases (with roof warranty)

[1] Based on the annual base rent of $675,120,000, which is the annualized base rent for all leases in place as of December 31, 2020.

EARNINGS GUIDANCE

Guidance is based on current plans and assumptions and subject to risks and uncertainties more fully described in this press release and the company's reports filed with the Securities and Exchange Commission.

	2021 Guidance
Net earnings per common share excluding any gains on disposition of real estate and impairment charges	$1.42 - $1.49 per share
Real estate depreciation and amortization per share	$1.13 per share
Core FFO per share	$2.55 - $2.62 per share
AFFO per share[1]	$2.77 - $2.84 per share
General and administrative expenses	$42 - $44 Million
Real estate expenses, net of tenant reimbursements	$11 - $13 Million
Acquisition volume	$400 - $500 Million
Disposition volume	$80 - $100 Million

[1] Estimates include the net straight-line accrued rent impact of the rent repayment from the COVID-19 rent deferral lease amendments of $28,375,000 for 2021. Absent such, AFFO per common share guidance would have been $2.61 - $2.68 per share for 2021.

NATIONAL RETAIL PROPERTIES
NYSE:NNN

COVID-19 METRICS

Collections

The following table details NNN's rent collections as of January 31, 2021, excluding the repayment of amounts previously deferred according to the rent deferral lease amendments:

	Quarter Ended		
	June 30, 2020[1]	September 30, 2020[2]	December 31, 2020[3]
Collected, as of January 31, 2021	73.7 %	90.6 %	95.7 %
Deferred	15.4 %	4.3 %	0.2 %
Abated	1.3 %	0.1 %	—
Outstanding, as of January 31, 2021	9.6 %	5.0 %	4.1 %
Total	100.0 %	100.0 %	100.0 %

[1] Based on the annual base rent of $676,538,000, which is the annualized base rent for all leases in place as of June 30, 2020.
[2] Based on the annual base rent of $674,077,000, which is the annualized base rent for all leases in place as of September 30, 2020.
[3] Based on the annual base rent of $675,120,000, which is the annualized base rent for all leases in place as of December 31,2020.

NATIONAL RETAIL PROPERTIES
NYSE:NNN

Collections by Line of Trade

The following table details NNN's rent collections received as of January 31, 2021, excluding the repayment of amounts previously deferred according to the rent deferral lease amendments, by NNN's top 20 lines of trade:

			% of Rent Collected		
			Quarter Ended		
Top 20 Lines Of Trade		% of Total Annual Base Rent[1]	June 30, 2020[2]	September 30, 2020[3]	December 31, 2020[1]
1.	Convenience stores	18.2 %	99.9 %	100.0 %	99.9 %
2.	Restaurants – full service	10.5 %	41.2 %	76.3 %	86.1 %
3.	Automotive service	10.3 %	86.9 %	100.0 %	99.5 %
4.	Restaurants – limited service	9.7 %	80.1 %	73.6 %	99.9 %
5.	Family entertainment centers	5.9 %	9.2 %	88.6 %	99.3 %
6.	Health and fitness	5.3 %	58.4 %	86.3 %	98.4 %
7.	Theaters	4.4 %	6.3 %	34.8 %	42.4 %
8.	Recreational vehicle dealers, parts and accessories	3.5 %	100.0 %	99.7 %	100.0 %
9.	Automotive parts	3.1 %	88.0 %	100.0 %	99.5 %
10.	Equipment rental	2.6 %	100.0 %	100.0 %	99.8 %
11.	Home improvement	2.6 %	97.2 %	99.0 %	99.4 %
12.	Wholesale clubs	2.6 %	100.0 %	100.0 %	99.7 %
13.	Medical service providers	2.2 %	60.3 %	98.8 %	99.9 %
14.	General merchandise	1.7 %	93.8 %	99.9 %	99.2 %
15.	Furniture	1.7 %	51.0 %	96.9 %	99.4 %
16.	Home furnishings	1.6 %	22.8 %	99.2 %	99.9 %
17.	Consumer electronics	1.5 %	100.0 %	100.0 %	100.0 %
18.	Travel plazas	1.5 %	98.9 %	100.0 %	100.0 %
19.	Drug stores	1.5 %	100.0 %	100.0 %	99.9 %
20.	Bank	1.3 %	100.0 %	100.0 %	100.0 %
	Other	8.3 %	89.5 %	98.9 %	99.4 %
	Total	100.0 %	73.7 %	90.6 %	95.7 %

[1] Based on annual base rent of $675,120,000, which is the annualized base rent for all leases in place as of December 31, 2020.

[2] Based on annual base rent of $676,538,000, which is the annualized base rent for all leases in place as of June 30, 2020.

[3] Based on annual base rent of $674,077,000, which is the annualized base rent for all leases in place as of September 30, 2020.

The following table outlines the rent deferred and corresponding recapture payback by quarter of the rent deferral lease amendments executed as of December 31, 2020 *(dollars in thousands)*:

		Deferred				Repayment				
		Accrual Basis Tenants	Cash Basis Tenants	Total	% of Total	Accrual Basis Tenants	Cash Basis Tenants	Total	% of Total	Cumulative Total
2020	Q2	$ 26,069	$ 7,791	$ 33,860	65.0 %	$ —	$ —	$ —	—	—
	Q3	7,329	5,402	12,731	24.4 %	417	—	417	0.8 %	0.8 %
	Q4	315	3,813	4,128	7.9 %	2,822	20	2,842	5.5 %	6.3 %
		33,713	17,006	50,719	97.3 %	3,239	20	3,259	6.3 %	6.3 %
2021	Q1	141	1,269	1,410	2.7 %	10,813	1,313	12,126	23.2 %	29.5 %
	Q2	—	—	—	—	9,571	2,405	11,976	23.0 %	52.5 %
	Q3	—	—	—	—	4,875	2,280	7,155	13.7 %	66.2 %
	Q4	—	—	—	—	3,257	2,280	5,537	10.6 %	76.8 %
		141	1,269	1,410	2.7 %	28,516	8,278	36,794	70.5 %	76.8 %
2022	Q1	—	—	—	—	1,221	2,216	3,437	6.6 %	83.4 %
	Q2	—	—	—	—	719	2,216	2,935	5.6 %	89.0 %
	Q3	—	—	—	—	70	2,216	2,286	4.4 %	93.4 %
	Q4	—	—	—	—	70	2,216	2,286	4.4 %	97.8 %
		—	—	—	—	2,080	8,864	10,944	21.0 %	97.8 %
2023	Q1	—	—	—	—	10	1,113	1,123	2.2 %	100.0 %
	Q2	—	—	—	—	9	—	9	—	100.0 %
		—	—	—	—	19	1,113	1,132	2.2 %	100.0 %
		$ 33,854	$ 18,275	$ 52,129		$ 33,854	$ 18,275	$ 52,129		